UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MTS SYSTEMS CORPORATION

(Exact Name of registrant as specified in its charter)

Minnesota	0-2382	41-0908057
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

14000 Technology Drive, Eden Prairie, MN		55344
(Address of principal executive offices)		(Zip Code)

Kimberly Kaminski (952) 937-4209

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of MTS Systems Corporation (the “Company”) is provided as Exhibit 1.01 to this Form SD and is publicly available at http://www.mts.com/en/about/Ethics/index.htm.

Item 1.02  Exhibits

As specified in Section 2, Item 2.01 of the Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01  Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report of MTS Systems Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MTS SYSTEMS CORPORATION

Date: June 1, 2015	By:	/s/ Jeffrey P. Oldenkamp
Jeffrey P. Oldenkamp Senior Vice President and Chief Financial Officer

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